                      SECURITIES AND EXCHANGE COMMISSION

                            Washington D.C.  20549

                                  FORM 8-A/A
                                AMENDMENT NO. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                             THE WISER OIL COMPANY
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            (Exact name of registrant as specified in its charter)


              Delaware                                        55-0522128
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(State of incorporation or organization)                   (IRS Employer
                                                         Identification No.)

           8115 Preston Road
              Suite 400
            Dallas, Texas                                        75225
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(Address of principal executive offices)                      (Zip Code)

     Securities to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class                                Name of each exchange on
to be registered                                   which each class is
                                                   to be registered

Preferred Stock Purchase Rights                    New York Stock Exchange

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check
the following box.                                                   [_]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box.
                                                                     [_]

     Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
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Item 1.  Description of Registrant's Securities to be Registered.
         --------------------------------------------------------

     On October 25, 1993, the Board of Directors of The Wiser Oil Company (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right (the "Rights") for each outstanding share of the Company's common stock, $3.00 par value (the "Common Stock"), to stockholders of record at the close of business on November 5, 1993 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000) of a share of Series B Preferred Stock (such fractional share sometimes referred to herein as a "Unit") at a purchase price of $72 per Unit (the "Exercise Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Bank One, Texas, NA, as Rights Agent. Currently, the Rights are not exercisable, certificates will not be sent to stockholders, and the Rights automatically trade with the Common Stock.

     Effective September 1, 1995, Bank One, Texas, NA, resigned as Rights Agent and was succeeded by Chemical Bank in accordance with the provisions of the Rights Agreement. The Company was advised by Bank One, Texas, NA that its decision to resign as Rights Agent was part of its broader decision to exit the stock transfer business. Chemical Bank, as successor Rights Agent (the "Rights Agent"), has the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent under the Rights Agreement.

     The Rights, unless earlier redeemed by the members of the Board of Directors continuing in office or their successors who are not an Acquiring Person (defined below) or affiliated or associated with an Acquiring Person (the "Disinterested Directors"), will become exercisable upon the close of business on the day (the "Distribution Date") which would be the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 20% or more of the outstanding voting power of the Company (an "Acquiring Person") or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer, the consummation of which would result in the ownership of 20% or more of the Company's outstanding voting power (even if no share are actually purchased pursuant to such offer). An Acquiring Person would not include (A) the Company, (B) certain Company affiliates or (C) any person or group whose ownership of 20% or more of the shares of voting stock of the Company then outstanding results solely from a reduction in the number of issued and outstanding shares of voting stock of the Company (provided than any person or group that does not become an Acquiring Person by reason of the foregoing shall become an Acquiring Person upon acquisition of an additional 1% of the Company's voting stock as a result of its actions).

     Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record

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Date will contain a legend incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date. Except in certain circumstances specified in the Rights Agreement or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights. The Rights will not be exercisable until the Distribution Date. The Rights will expire at the close of business on the tenth anniversary of the date of the Rights Agreement, unless earlier redeemed by the Company as described below.

     The Exercise Price, and the number of shares of Series B Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock, (ii) if holders of the Series B Preferred Stock are granted certain rights or warrants to subscribe for Series B Preferred Stock or convertible securities at less than the current market price of the Series B Preferred Stock, or (iii) upon distribution to the holders of the Series B Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. No factional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series B Preferred Stock on the last trading date prior to the date of exercise.

     Unless the Rights are earlier redeemed, in the event that, after the time that the Rights become exercisable, the Company were to be acquired in a merger or other business combination (other than pursuant to a tender or exchange offer for all outstanding shares of Common Stock that is approved by the Disinterested Directors) or more than 50% of the assets, earning power or cash flow of the Company and its subsidiaries were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will have become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of Common Stock of the acquiring company having a market value at the time of such transaction equal to two times the Exercise Price. In addition, unless the Rights are earlier redeemed, if a person or group becomes the beneficial owner of 20% or more of the Company's voting power (other than pursuant to a tender of exchange offer for all outstanding shares of Common Stock that is approved by the Disinterested Directors) the Rights Agreement provides that proper provision will be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will have become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of the

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Company's Common Stock (or equivalent securities) having a market value at the time of the transaction equal to two times the Exercise Price (such market value to be determined with reference to the market value of the Company's Common Stock as provided in the Rights Agreement). However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by the Company.

     At any time after there is an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more or the outstanding Common Stock, the Disinterested Directors may determine to exchange the Rights (other than Rights that have become void), in whole or in part, at a rate of the Exchange Number (defined below) of shares of Common Stock (or shares or units of the Company's preferred stock having the equivalent rights, preferences and privileges) per Right (subject to adjustment). The Exchange Number equals one-half of the number of shares of Common Stock or other property that would be issuable upon exercise of one Right.

     At any time on or prior to the close of business on the tenth day after the time that a person has become an Acquiring Person, the Company will be able to redeem the Rights in whole, but not in part, at a price of $.001 per Right ("Redemption Price") which is payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors. Immediately upon the effective time of the action of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For as long as the Rights are then redeemable, and except with respect to the redemption price, the Exercise Price, the date of expiration of the Rights, or the number of fractions of a share of Series B Preferred Stock for which a Right is exercisable, the Company will be able to amend the Rights in any manner, including an amendment to extend the time period in which the Rights could be redeemed. At any time when the Rights are not then redeemable, the Company will be able to amend the Rights in any manner that will not materially adversely affect the interests of holders of the Rights as such. The rights and powers of the Company and the Board of Directors with respect to the Rights and the Rights Agreement are exercised by the Disinterested Directors.

     Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company.

     Each share of Common Stock of the Company outstanding at the close of business on the Record Date received one Right. So long as the Rights are attached to the Common Stock, one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the

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Company subsequent to the Record Date.  As of September 29, 1995, there were
8,939,368 shares of Common Stock outstanding. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Twenty thousand (20,000) shares of Series B Preferred Stock are initially reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights could cause substantial dilution to a person or group who or that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights could also discourage or make more difficult a merger, tender offer, other business combination or proxy contest even if such event would be favorable to the interests of stockholders.

     The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit 2 the Form of Rights Certificate, is filed herewith as Exhibit A and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.  Exhibits.
         --------

         I. The following exhibits are incorporated by reference to the correspondingly numbered exhibits to the Company's Report on Form 8-K, Commission File Number 0-5426, dated November 9, 1993 (Date of Event: October 25, 1993):

              A. Rights Agreement dated as of October 25, 1993 by and between the Company and Chemical Bank (as successor to Bank One, Texas, NA), as Rights Agent, which includes as Exhibit 2 thereto the Form of Rights Certificate.

              B.   Certificate of Incorporation of the Company, as amended.

              C.   Bylaws of the Company, as amended.


        II.   Not Applicable.

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

                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        THE WISER OIL COMPANY




Date: September 29, 1995                By:_____________________________________
                                                Andrew J. Shoup, Jr.
                                                President and Chief
                                                Executive Officer

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

                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        THE WISER OIL COMPANY




Date: September 29, 1995                By:  /s/Andrew J. Shoup, Jr.
_______                                    -------------------------------------

                                                Andrew J. Shoup, Jr.
                                                President and Chief
                                                Executive Officer

                               INDEX TO EXHIBITS


EXHIBIT
DESIGNATION                             EXHIBIT
-----------                             -------
     A.        Rights Agreement dated as of October 25, 1993 by and between the
               Company and Chemical Bank (as successor to Bank One, Texas, NA), as Rights Agent, which includes as Exhibit 2 thereto the Form of
               Rights Certificate.*

     B.        Certificate of Incorporation of the Company, as amended.*

     C.        Bylaws of the Company, as amended.*

_____________

* Incorporated by reference to the correspondingly numbered exhibit to the Company's report on Form 8-K, Commission File No. 0-5426, dated November 9, 1993 (Date of Event: October 25, 1993).

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